Filed by: Valley National Bancorp
Pursuant to Rule 425 under the Securities Exchange Act of 1933
Subject Company: CNLBancshares, Inc.
Commission File No.: 001-11277

Final Transcript

VALLEY NATIONAL BANK: Special Meeting
May 27, 2015/9:00 a.m. EDT

SPEAKERS

Marc Piro
Gerald Lipkin
Rudy Schupp
Alan Eskow

PRESENTATION

Moderator
Ladies and gentlemen, thank you for standing by, and welcome to the Valley National Bank’s Special Meeting.  For the conference, all the participant lines are in a listen-only mode.  There will be an opportunity for your questions; instructions will be given at that time.  (Operator instructions.)  As a reminder, today’s call is being recorded.

I’ll turn the conference now to Mr. Marc Piro. Please go ahead, sir.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Marc
Thank you.  Good morning.  Welcome to this conference call as we discuss the announced merger of Valley National Bancorp and CNLBancshares, Incorporated.  If you have not read the press release we issued earlier this morning, you may access it along with investor slides regarding the proposed merger from Valley’s website, at valleynationalbank.com, from CNLBank’s website, at cnlbank.com, or on the Form 8-K which will be filed today with the SEC at their website, at sec.gov.

Comments made during this call may contain forward-looking statements related to Valley National Bancorp, CNLBancshares, the merger, and the banking industry.  We encourage participants to refer to Valley’s and CNLBancshares’ joint press release regarding the merger and Valley’s SEC filings, including those found on Forms 8-K, 10-K, and 10-Q for a complete discussion of forward-looking statements.

Also, this call may be deemed to be soliciting materials of Valley and CNLBancshares in connection with the proposed merger of CNLBancshares into Valley.  Shareholders of CNLBancshares are urged to read the proxy statement and prospectus that will be included in the registration statement on Form S-4, which Valley will file with the SEC in connection with the proposed merger because it will contain important information about Valley, CNLBancshares, the merger and related matters.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Now, I would like to turn the call over to Valley’s Chairman, President and CEO, Gerald Lipkin.

Gerald
Thank you, Marc.  Good morning and welcome to our conference call.  We’re obviously excited to announce our planned acquisition of CNLBancshares, the second commercial bank that we have now acquired in the Florida market, enabling Valley to expand and strengthen its Florida base.

I’m joined today by Alan Eskow, our Senior Executive Vice President and Chief Financial Officer; Rudy Schupp, Valley’s Executive Vice President and Florida President; Lee Hanna, CNL Bank’s President and Chief Executive Officer; and Chirag Bhavsar, CNL’s Executive Vice President and Chief Financial Officer.

We will be referring to the investor slides that we have made available on our website during our prepared remarks.  Following the forward-looking statement, additional information where to find it, and participants in the solicitation, I will be beginning on Page 4 of that presentation.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Valley is, and has always been, a commercial banking franchise with a very diversified balance sheet.  We’re diversified by geography; our loans certainly are not concentrated in any one area, particularly now that we’re operating in the Florida marketplace.  By asset mix, we are blessed with a good portfolio of CNI loans, commercial real estate loans, residential mortgages, and auto loans.  We’re diversified by funding sources with a focus on core deposits.  As of March, Valley had over $4 billion in non-interest bearing deposits, or 30.45% of Valley’s total deposit base.

It’s our strategic vision at Valley to create a—what I like to refer to—as a three-legged stool, covering New Jersey, New York, and Florida.  We would like to see our franchise grow to $25 billion over the next three to five years, and eventually have approximately a third of our base in Florida.  We believe we operate the company in three of the best markets on the East Coast.

There is a concentration of wealth in each of our markets.  There’s large and densely populated areas throughout our market footprint.  We have a very diverse ethnicity throughout our marketplace.  We have complementary populations; it’s interesting how many of our clients have homes in two or more of our markets.  No industry dominates any of our markets.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Since the closing of our first acquisition with 1st United Bank, our initial expansion into Florida has met or exceeded our pro forma objectives.  The integration recently of our data systems went smoothly.  This includes consolidating our operations, our staffs, as well as our data systems.  Our loan growth has exceeded our initial forecasts.  We have shown strong residential originations and auto production, products that 1st United did not focus on and are not key products at CNL.  So, we’re excited that we’ll be able to expand into that market with them.

We have been able to bring a larger lending limit, which has opened doors for our lenders, and our strong Florida management has been affirmed.  We are very proud of the work they have done since our acquisition and it has really become a single team.  All of the aforementioned has led to our desire to add additional franchises and scale in Florida.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

If you turn to Page 5, we have targeted our expansion in Florida to those markets that we presently cover, as well as adding additional markets.  CNL brings us attractive markets in Jacksonville, Orlando, Sarasota, Fort Myers, and Naples.  Each of these markets show strong population growth and strong economic growth.  So, we’re excited about that.

We believe that the CNL addition will become accretive to our earnings per share in 2016.  We’re going to be able to have a number of cost saves by leveraging Valley’s current infrastructure.  We have excess capacity in our data systems; we’re able to now spread our regulatory costs, which are burdensome, obviously, as all banks are, over a larger base.  Our bookkeeping and customer service areas all have additional capacity as does our auto lending and residential mortgage lending.  All of this can be spread over CNL with very little additional personnel.

We’re also excited about what we have seen in Florida with regards to advantageous loan and deposit pricing.  It’s interesting the loans we’re seeing coming out of our Florida offices tend to be 50 to 100 basis points better than loans that pricing that we’re able to achieve in the New York and New Jersey markets.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We’re also picking up some exceptional talent as a result of the acquisition.  We’re very pleased with their lending staff, what we’ve seen of their work.  They have a very strong regional management structure and a very similar corporate culture to that of Valley.

If you turn to Page 6 of the slides, you can see in the upper right-hand corner the northeastern section of Florida, we’re now going to have offices in Jacksonville, Ponte Vedra, St. Augustine.  In central Florida, we pick up a lot more coverage in the Orlando area; we will now have five offices there as opposed to only having one in the Orlando area at the present time.

We’re really excited about the southwestern segment of Florida; we have a lot of customers who have called and asked me when are we going to start opening some offices in their neighborhood.  And now we’re going to be able to add Naples, Fort Myers, and Sarasota.  As well as we’re able to pick up additional support in the southeast where we have our offices, we’re now going to have 4 more offices for a total of 19 offices in the Miami-Dade, Boca areas.  So we’re excited about all of that.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

At this point, I’d like to turn over the program to Rudy, our president in Florida. Rudy?

Rudy
Okay, thanks, Jerry.  CNL and its team has really done a fabulous job; it’s going to be such a strong addition to the franchise.  It’s a people business, so we’re most thrilled about the people – Lee, Chirag, and the teams that have built these books of business.  So, I’d like to briefly describe CNL to everyone who has dialed in today.

It was founded in 1999; CNL was headquartered in Orlando, Florida, the center of the state.  They are currently the 16th largest community bank headquartered in Florida if we measure it by deposits.  They operate their franchise through 16 offices in 5 of the 6 largest MSAs in Florida as Jerry has said.

CNL’s team has built an enviable core deposit franchise; 39% of the book of business on the deposit side is non-interest bearing.  That’s hard to do; that’s a dedicated team effort and that’s frankly selecting and hunting particular client base that can deliver those kinds of deposits and impressive to retain it.  They operate through a market president structure, complemented by a very solid staff in the Orlando area.  And they’ve enjoyed a very solid reputation in the process of building all of this.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

If we look some statistics from 1999 to today, the team has assembled assets of $1.4 billion; loans of $833 million; deposits of $1.1 billion.  I would skip to the year-to-date growth, if you will, in the loan book, which is 12.1%, which is terrific in a state that is recovering from a deep recession and now is, if you will, in a more enjoyable and benign period.

From an MPA’s perspective I would just note that at 2.66% MPAs the total assets are a very manageable situation. CNL has done a great job with it.

I’d like to turn to the next page just to talk for a moment about growth because Valley is indeed a growth story.  We’d like to look at a handful of books of business here for a moment.  Let’s look first at loan growth.  What we’ve done on this slide is we’re really combining Valley’s Florida organic growth, as well as the addition of CNL’s books of business as of Q1, as if we were combining.  If we were, we would have experienced, if you will, in the aggregate 70% growth.  Again, between organic growth on the part of Valley Florida combined with CNL to achieve a $2.1 billion loan book.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

On a deposit front, similarly, we would experience 80% growth achieving a $2.5 billion book of business in Florida. That’s adding the $1.1 billion book from CNL.

It is a people business so we would like to tell you about the lenders.  On a combined basis, we will have grown 180%.  That’s about people; that’s 20+ persons that are experienced, deeply experienced, in Florida banking that would join the Valley Florida team, combined with what [indiscernible] Florida’s been able to achieve through Q4 to the end of Q1.

And lastly, the branch network, we would grow that network, that footprint by 80% to a footprint of 36 offices, and again, really, in all of the major urban markets in Florida.  And so from there, we think we can do a big job for Valley Consolidated and make our contribution.

So, let me turn this over to Alan Eskow, who is Valley’s Chief Financial Officer. Alan?

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Alan
Thank you, Rudy.  Good morning, everybody.  So, let me run through on Page 9 some of the key terms of the transaction.  The first section deals with the consideration and structure.  We’ll be issuing 100% common stock in this deal, of which we’ll be exchanging 0.75 shares of Valley for each share of CNL.  The value of the transaction which does include options that are being taken care of as part of the transaction is $207 million.  The transaction is anticipated to be non-taxable.

A couple of the price to book multiples, the price to tangible is 1.55, which is not including the option consideration.  And on a fully diluted basis the price to fully diluted tangible book is 1.68 times.  The price to the estimated 2015 earnings per share is 18.7 times without any cost saves included in there, and is 9.2 times including the projected cost saves.

The core deposit premium is 8.05, that excludes some of the jumbo CDs that CNL had on their books of about $70 million.

On the financial impact and assumptions, the earnings are anticipated, as Jerry mentioned before, to be accretive during 2016, and we expect over a two to three year period to continue to increase those numbers, excluding any of the synergies that might come about as we talked about earlier which might be auto lending, wealth management, etc.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Tangible book value earn back, there is slight dilution here of 1.64% and we anticipate that we’ll earn that back in about 4.5 years.  On the capital side, while the accretion is small it is immediately accretable to [indiscernible] Tier 1 and Tier 1 risk-based capitals.  We’ll talk about that on Page 10 in a minute.

On the loan mark, we did calculate a loan mark of 3.2% of loans.  The allowance that’s on their books currently is just slightly below $14 million.  So we did take a little additional mark there as we had a lot of seasoned staff go through their loan portfolio.

From a cost saves standpoint, we calculate that we’ll see about 41% of non-interest expense savings against their expenses from the prior year of about $33 million or so.  One-time charges are $13.6 million after tax, and that includes mainly vendor contracts, professional fees including advisors, employment contracts, and CICs.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

From a due diligence standpoint, as I just mentioned, we did send a team in of very experienced people, and they reviewed 80% of the commercial loan portfolio.  It was also a review of residential loans, as well.

On the approval side, Valley typically would require the OCC’s approval as well as the Federal Reserve, and it will require CNL shareholder approval.  We are inheriting a very strong, as was mentioned before, Florida bank management team and we welcome them and look forward to that.  Our anticipated closing at this point will be sometime during the fourth quarter of 2015.

If you turn to Page 10, there is a financial summary.  It gives you some combinations of numbers, both CNL combined with the initial Florida operation that we have today.  So, at the very top you can see that our assets, including CNL, would go to a little over $3.2 billion in the Florida pro forma; loans go to $2.1 billion.  Deposits with their $1.1 million will go to $2.5 million, and the branches go from 16, to the 20 we have now including their 16, to 36.

And then on the right side, just staying with the top section, you can see the assets, the pro forma of Valley, and what that’ll do to our numbers.  We’ll be over $20 billion in assets; loans a little over $14.5 billion; deposits $15.3 billion; and 240 branches, including all the geographies that we operate in.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Below, and I’m not going to go through each one of these but you can see all the capital ratios, and for the most part all of the capital ratios go up.  There is some slight decline in the total risk-based capital and a slight decline in the TCE to risk-weighted assets.  But basically, they go up in almost every single category.

If you go to the next page, Page 11 just goes through the loan composition and really what we focused on here was Valley Florida, both on a pre-existing CNL and a pro forma Florida basis.  And you can see in the charts up above what current Valley Florida looks like, concentrated mainly in commercial real estate loans at 69%.  And then if you move across to CNL you can see they’ve got 54% in commercial real estate, giving us a combined pro forma of 63% in commercial real estate.

And then as we’ve seen before, we have a good mixture of other types of loans, and we expect to be able to increase that.  So, we are adding, as Rudy mentioned earlier, $833 million, again you can see down below there are not substantial changes in the mix of assets here.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

On Page 12, we go through also the funding composition, as Jerry mentioned earlier, we’re very happy to be able to have such a large base of non-interest bearing and that includes Florida.  As you can see, Florida pre-existing is $551 million, or 39% non-interest bearing and CNL brings to us an additional $441 million, with 36% non-interest bearing.  So that’s 38% combined, and we’re always very glad to have the lower cost funding and that’s been a hallmark of what we’ve been seeing in Florida as well as what Valley brings in the northeast.

And the only other real changes I see here is really the money market and savings.  You can see that 26% was in Valley Florida prior to CNL, and they bring 43%, or $526 million of those deposits and that’ll give us a combined 34%, and those also low costs.  We’ll have—they do also bring, I should mention, some borrowings, about $115 million or 9%.  There will be a mark on those borrowings, they are around 4%.  They’re all maturing in 2017, so they do bring us a little higher borrowing number than we did see at 1st United when we acquired them.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

And I’ll turn it back over to Jerry.

Gerald
Thank you, Alan.  As we mentioned previously, this will bring us significant opportunities to grow our franchise.  There will be a number of lending enhancements that we bring to CNL.  They will, as I mentioned earlier, be able to increase their lending limit, which right now they’re limited at $20 million.  No bank likes to go up to their legal lending limit.  Valley, obviously, has a lending limit of nearly $200 million; we don’t go anywhere near that.  But we are comfortable making loans in that $20 million, $25 million range, and keeping them on our books ourselves.  This will be something that we can bring over to the CNL lenders.

We will, of course as I said before, be introducing our infamous $499.00 residential refinance program.  Our auto lending, which we’re really pleased what’s happened with 1st United, as far as auto lending, they’ve—since we’ve closed the merger in November, have added over 50 new dealerships that they’ve signed up for us to get paper from.  In the last few weeks that paper is starting to come in in a reasonable fashion.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We are going to have more boots on the ground making loans, obviously. When we first acquired 1st United, they had 20 lenders, now they’re at 34. And with the addition of CNL, we’ll be over 50.

As far as our non-interest income, we bring some products to the table that CNL did not do before – asset management and trust services.  We’ve built at Valley—we’ve been building a team of brokers to sell our investment products.  We own a couple of investment companies, and we also own, we still have, a trust department.  They’re going to be able to market that.  We have an insurance company; CNL will be able to market our insurance products.  Our insurance people will be able to market our insurance products to the CNL people.

Our customer derivative products, they do not do loan swaps, fixed-to-float on their loans. We will be able to bring that product to them.

We also, as I mentioned before, have other delivery channels that they don’t have.  We have a 24 by 7 customer service department that we operate in Wayne that covers Florida as well.  That will be available to all their customers as soon as we do the data integration.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We have a mobile banking application and mobile deposit product that they do not offer at the present time. So, that will be added to their bailiwick.

Both the Valley and the 1st United leadership have been proven acquirers of other franchises over the years.  Rudy beats me out; he’s got 36 of them.  I only have 27.  But over the years, we have acquired a number of institutions, all melded together under one roof in Valley.  We have done here what we have done in the past, as Alan pointed out, a very comprehensive credit review conducted by Valley’s seasoned staff.  Over 80% of the commercial loans were reviewed.  We came up with a strong mark against those loans, so we don’t believe we’ll have any surprises.

Our ability to integrate systems, those of you who are looking on Page 14 of the slides, it shows the number of days that we take to do the data conversion.  1st United was the longest of recent time and that was 112 days.  The only reason it was so long is that it ran over a year end, and we didn’t want to do a data conversion over December 31st, January 1st, so we waited until the middle of February to do the conversion.  But typically we usually do it within 90 days, and that is what our goal would be here.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We’re going to be able to leverage our existing Florida structure for further integration and efficiencies. So, we’re all excited about that.

From a people standpoint, we are picking up some really great people.  Lee Hanna, who’s the CEO, Chirag Bhavsar, who is the CFO, will be prominent in leading the integration and client retention effort.  We have employment agreements with the executive management, so they will be remaining with us.  We will be offering, as we have done historically, retention grants to the key personnel at CNL.  So they will hopefully be able to stay.  And of course, we have Rudy Schupp to continue to lead the Florida operations.

Turn to Page 15.  In conclusion, as I said earlier, we are all very excited about what we believe will be an excellent transaction for all the parties involved.  We believe the transaction was fairly priced from both Valley’s standpoint and their shareholders.  We are going to continue to run the company the same way that we have historically as a large bank that operates and feels like a small closely-held company.  We still refer to ourselves as a community bank.  We focus, and we will continue to focus, on credit quality.  We look at growth through measured growth strategies.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We’re not in a rush; we want to make sure that we have a foot firmly on the ground with one transaction before we look for another.  With 1st United, we feel that we have that well under control, and we are very pleased the way that transaction is moving forward.

We continue to operate in heavily populated footprints.  We focus on strong customer service.  We’ve got an experienced senior and executive management staff, with significant depth.  And we are experienced commercial lenders.

At this point, I’d like to turn it over if anybody has any questions.

Moderator	(Operator instructions.) First we go to the line of Ken Zerbe with Morgan Stanley. Please go ahead.

Ken
Great.  Thank you.  Jerry, just running through some of the numbers, first of all, it looks like the amount of premium that you’re paying on this, if I got their stock price right at $4.00, and I think you’re paying something over $7.00, premium seems fairly steep.  Can you just run through your logic in terms of what were some of the factors that you were thinking about as you decided how much to pay above the current price?

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Gerald
Well, it comes in at 1.68 times fully diluted tangible book.  That’s pretty much in line with market today.  In fact, I’ve seen some transactions that go through actually higher than that.  We look at what we’re going to be able to earn for our shareholders on it.  And as we pointed out, paying what we’re paying, it will be accretive within a year.

Ken	Actually, maybe just draw on some of those questions, the 1.68, does that include the 3+% loan marks?

Gerald	No.

Ken
Okay, so it would be higher including the 3% loan marks.  Okay.  And then, just on the EPS accretion, can you quantify that because we’re running some numbers and I don’t want to tell you what we’re getting right now, but I’m just curious what numbers you guys have assumed or expect to get in 2016.

Alan	Yes, we expect about a $0.01 a share in 2016 and we think that number will run up over the next year or two to $0.03 a share.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Ken
Okay.  Understood.  Just last one, and then I’ll hop back in the queue, just on the expense saves, the 41%, obviously, a very, very high number relative to what other transactions have seen.  Anything in particular, do they just have a bloated expense base or is this just your ability to integrate the operations into your existing Florida franchise?  Would love just additional commentary on how you get there.

Gerald
I think a lot of that comes from our ability to leverage up, not only the Florida franchise, but the entire franchise.  As I mentioned earlier, the regulatory costs for all banks today is very steep, but we have a pretty strong staff who currently handle that now.  There will be some savings, obviously, in that area.

Alan
I think just overall, Ken, we’re going to see as usual a fair amount of cost saves on data processing.  I think that’s a fairly significant number.  We have other professional fees which is a reasonably high number; occupancy expense.  So, we have it across the board as we usually do and I think you kind of hit it on the head a little bit, too, when we bought 1st United we tried to build the structure that would allow us to add on top of that and not necessarily add a lot of additional internal costs.  So, we think that’ll work out fine for us, and we think it’s a good number at 41%.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Ken	Great, thank you very much.

Moderator	Our next question is from Steven Alexopoulos with J.P. Morgan. Please go ahead.

W
Hi, everyone, this actually [indiscernible] on for Steve.  Jerry, I know in the most recent quarter you guys did about 5% loan growth, ex the multi-family purchases.  Can you talk about what the greater scale in Florida could mean for the organic loan growth profile here?  I mean, could you do upper single-digit loan growth on a combined basis or how should we think about it?

Gerald
Yes.  We’re projecting upper single-digit, even more than that in some cases, coming out of Florida.  We’re seeing very strong loan growth coming from them in this quarter.  In fact, April was the strongest month they’ve ever had.

Rudy
Yes, we expect to contribute or grow at the rate of—a double-digit rate, if you will, between 12% and 15% over time, over the cycle, which should give rise to a strong single-digit aggregate growth rate for the total loan book for Valley Consolidated.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Alan
Yes, and at this point in time we really haven’t seen the growth we’re anticipating on the auto and the residential side.  So, what you’re really seeing is the traditional commercial business that 1st United has always done.  We do expect that that number will ramp up just including the additional numbers.  We’ve been busy so far on the auto side bringing in new dealerships so that we can bring in the loans.  And on the resi side we’ve begun advertising.  But we haven’t seen the kind of volume that we would traditionally see when we’re further along the process.

Gerald
Our most recent number, a couple of weeks ago, we saw auto loan coming out of Florida were $600,000.  I mean that’s in one week.  So, that will be a much stronger source of additional growth for us as time goes on.  We’re relatively comfortable with that.

Rudy
And I think we’ve reported before, number one we’ve got increased lenders on the ground, and number two, we’ve got a pipeline that has been growing and I think is at the highest number that 1st United had ever seen.  So, I think the combination of the two organizations together will bring some strong loan growth out of Florida.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

W
Okay, that’s really helpful.  I think you said on a combined basis you’re about 50 lenders in the market now.  Can you talk about hiring expectations over the larger scale, sort of help you add heads in that market?  And is that included—how should we think about that relative to the accretion that you outlined, Alan?

Alan	I’m going to let Rudy deal with the lenders.

Rudy
I’ll do the first piece, I guess.  Candidly we hoped and expected that merging with Valley would create an umbrella under which the best talent would want to be from a recruiting perspective.  Indeed, we’ve been able to grow the team of deeply experienced Florida bankers that lend money from 20 to over 34 people, just in our short time, if you will, as part of greater Valley.  So, our expectation is that now that we will stretch to the Jacksonville markets, southwest Florida, super-fortify [ph] Orlando, strengthen our southeast franchise, and again, use the Valley brand that we ought to be able to similarly grow the base of experienced bankers.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

We’re really buoyant about our ability to grow the group.

Alan
But that being said we have not included any real synergies in the numbers at this point.  So, what you’re seeing is our expectations based on combining the two organizations as they exist today, not necessarily increasing for resi, auto, and additional lenders on the ground above and beyond what we’re doing.

Rudy
I would, if I could, I’ll just add one other comment, and it was mentioned earlier, when we think about the old 1st United, our average pipeline was in the $90 million area as a function of growing that base of lenders and trading off, frankly, the strong Valley brand, we’ve been able to grow that pipeline so that toggles between $160 million and $200 million on any given day.

So, that giving rise to of course improved closings and so on, we look forward to talking about Q2 at some point here.

W	Great. Thank you for all the color.

Moderator	Our next question is from Collyn Gilbert with KBW. Please go ahead.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Collyn
Thanks, good morning, gentlemen.  Just a couple points of clarification, first, Alan, on the 2015 estimated EPS that you refer to on the slide deck, in terms of pricing of the deal, what number are you using for CNLB for that?

Alan	We’re using $8.3 million.

Collyn	$8.3 million, okay. And that’s the ’15 net income estimate?

Alan	Right.

Collyn	Okay.

Alan	Or any cost saves or anything else.

Collyn
Okay.  And then on the accretion to 2016 estimate that you’re talking about, of that $0.01 and then building to $0.03, that is off of again what estimate?  I think there’s a wide range of where consensus is for you guys for ’16.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Alan	It’s the same; it’s off the same—it’s off their number. So, it’s off the same $8.3 million.

Collyn	No, no, sorry, I want to know what you guys are assuming your 2016 estimate.

Alan	We don’t give guidance.

Collyn	But you’re saying it’s going to be accretive to a number, so I’m just trying to figure out what that number is that you’re talking about.

Alan	Well, we’re using Street estimates.

Collyn	That’s what I was asking, so it’s consensus estimates for ’16.

Alan	Right.

Collyn	Okay. Can you just walk through sort of the simple math on the tangible book value earn back that you guys—how you’re walking through that?

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Alan
Yes, well, basically we’re looking at the fact that there’ll be about $0.08 to $0.09 dilution initially.  And that, what we expect to earn back is $0.01 to $0.03 over that couple of year period.  So, we expect that it will take somewhere in the four and a half year range.  Now, that being said, we don’t take into account synergies or any of the other things that might occur.

So, as we saw in the 1st United deal, I think we reported a number very similar in the four and a half year range, and it turns out that that number came down substantially as the two units together and we moved forward.

Collyn	And then on—

Alan
But we do, by the way, Collyn, we do include the upfront charge of $3.5 million in the—for taxes in those numbers.  There is a charge in our one-time transaction charges, similar to what we had when we had 1st United, I think that number was $7.5 million or $8 million.  There’s a charge in there where you have to write down your deferred tax asset as a result of a lower rate of tax in Florida.  And so, we did have to take a charge back in 2014 when we closed 1st United and we will similarly, and it’s included in our numbers, take about a $3.5 million charge for our deferred taxes there.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Collyn
Okay, that’s helpful.  And then, just back to Rudy, your comments about the loan growth that you’re expecting in Florida when you say that 12% to 15%.  That’s, I presume, for the combined Florida franchise.  Is that right?

Rudy	We believe that we can achieve that on the combined CNL, former 1st United or current Valley Florida base. Yes.

Collyn	Okay. Is there much of a difference between what you’re expecting out of CNLB versus 1st United? Or do you think that 12% to 15% is what you can get out of CNL as well?

Rudy
Lee and Chirag feel very confident that we can achieve similar double-digit growth on their books of business.  I think Jerry referred to the items that really make a difference, both the consumer lines of business, the increased lending limit, and candidly, being able to add to the team over time.  And I would say that really both former—well, CNL current and former 1st United really were coming out of a tough Florida economy, and I think we’ve seen that we’re entering a period where the opportunities increase materially.  So, we feel pretty doggone confident that we can achieve that kind of double-digit growth on the combined basis.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Collyn
Okay, that’s helpful.  And then just a little—I wasn’t familiar with CNLB, and to your point there, Rudy, having come out of the recession, what was going on with the bank when they had MPAs, I guess, up at like 9% or so in 2011?  Can you just give a little bit of history there?

Rudy
Yes, I don’t think any of us were exempt from some real estate lending challenges in Florida, both 1st United for that matter and CNL.  I think that what we saw there was that Lee and Chirag actually turned that situation around in the matter of just a few years.  But clearly, we all took a bit of a hit, and especially if it was residential purpose real estate lending, but real estate lending centered.

Collyn	Okay. Was it construction?

Rudy
Yes, some construction, some land, some development loans and candidly, when we had the kind of pricing downshift and the kind of troubles that individuals might have, it gave rise, of course, in our arcane business to heavy reserves and then work outs.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Collyn	Got it. And then just one sort of financial question tied to that. Do you know, Alan, how much of a drag the CNL’s MPLs have had on their NIM? What that accounts for of the NIM?

Alan	It’s minor; it’s not a lot.

Collyn	It’s not a lot, okay. I’ll leave it there. Thanks, guys.

Moderator	(Operator instructions.) We’ll go to Jake Civiello with RBC Capital Markets. Please go ahead.

Jake	Thank you, good morning. Rudy mentioned that the year-to-date annualized loan growth was over 12% at CNL. What percent of that growth was in construction lending?

Rudy	I don’t have that committed to memory but I believe it was de minimis.

Jake	Okay, I mean, thinking about it in kind of the bigger—go ahead.

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Chirag
This is Chirag Bhavsar.  The construction lending was less than 20% of that growth, and most of that had to do with loans that were made in prior years that were funding [indiscernible] in the first quarter.

Jake	Okay, that’s helpful. I mean in putting it in the context of the bigger picture, how do you think about Florida construction lending in terms of the total loan growth opportunity in Florida?

Rudy
I will tell you that I think we’re all a little reluctant to take any brave positions in construction purpose lending.  Having said that, I mean, we have in the both banks, Valley Florida, if you will, and CNL, we have a following of some trusted customers and clients that we’ve been banking through the tough period and now back into the more benign period.  So, we’ll certainly stick with those clients of the bank.

I don’t necessarily see for consolidated Florida that construction lending is going to be a lead for us. There’s just too much other opportunity that has a lesser risk profile.

Jake
Okay, and then just one last question that I had is that you talked about the growth in lenders through leveraging the Valley brand in the 1st United footprint.  Are you beginning to see more whole bank franchises in Florida wanting to talk about potentially partnering with Valley?

VALLEY NATIONAL BANK
Host: Gerald Lipkin
May 27, 2015/9:00 a.m. EDT

Gerald	No comment.

Jake	Fair enough. Thank you very much.

Moderator	And to the presenters on the call, we have no further questions in queue.

Marc
We appreciate you joining us for our conference call this morning.  As a reminder, you may refer to Valley’s and CNLBancshares’ websites for information regarding the proposed merger, as well as other important information regarding the two companies.

Thank you, and have a good day.

Moderator	Ladies and gentlemen, that does conclude your conference. Thank you for your participation; you may now disconnect.